SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

Notice to the Market

Clarifications to formal CVM’s inquiry

TIM PARTICIPAÇÕES S.A. (“Company”), in response to a formal CVM inquiry 133/2015/CVM/SEP/GEA-2 of April 07, 2015, requesting clarifications about the content of news published on the magazine “Istoé Dinheiro” under the title “A escorregada da TIM”, informs that it has not been notified by any competent authority about the object of the article and denies the veracity of such statements. Its subsidiaries, TIM Celular S/A and Intelig Telecomunicações Ltda. have not been notified by any competent authority as well.

The Company and its subsidiaries inform that they have ongoing processes in the Administrative Board of Fiscal Appeals (CARF), and are advised in these cases only by recognized law firms which are respected for their impeccable integrity. Thus, the Company strongly refutes the use of improper practices in its processes with CARF or in any other administrative or judicial instance. TIM will monitor the developments of the matter and reserves itself the right to take appropriate legal action against defamatory statements.

Rio de Janeiro, April 08, 2015.

TIM Participações
Rogerio Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 8, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.